UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2017

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00005

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2017. The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of commercial real estate investments. We expect to use substantially all of the net proceeds from our offerings to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform www.fundrise.com. On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $1,205,000 received in the private placements to our sponsor and Fundrise, LP).

On December 5, 2016, we announced that we had raised approximately $50,000,000 pursuant to the Offering and ceased accepting additional subscriptions at that time. Upon qualification by the Securities and Exchange Commission of an amendment we filed with respect to our existing offering statement on May 10, 2017, we offered up an additional $41.2 million in common shares which were sold pursuant to the Offering and we commenced accepting subscriptions promptly thereafter. As of September 1, 2017 and June 30, 2017, we had received subscriptions for approximately $63,084,000 and $52,402,000 in the Offering (including the approximate $1,205,000 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 6,308,000 and 5,240,000, respectively, of our common shares. The per share purchase price for our common shares is currently $10.00 per share, an amount that was arbitrarily determined by our Manager. The per share purchase price of our common shares is adjusted every fiscal quarter and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Our primary investment types are as follows:

• Commercial Real Estate Debt – Our commercial real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests and unconsolidated joint ventures.

• Select Commercial Real Estate Equity Investments – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

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We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2015. We elected REIT status on our initial tax return filing for our taxable year ended December 31, 2015, and intend to do so for taxable years thereafter.

Our Investments

During the six months ended June 30, 2017, we entered into the following investments. See “Recent Developments” below for a description of investments we have made since June 30, 2017.

Investment Type	Date	Description

Real Estate Debt Investments	1/10/17	Acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,460,000 (“Otsego Homes Senior Loan”). The borrower, OTSEGO HOMES, LLC, a Delaware limited liability company (“Otsego Homes”), used the loan proceeds to purchase four single family homes at 10907-10923 Otsego Street, Los Angeles, CA (the “Otsego Homes Property”), and plans to apply for approvals for a 20-unit Small Lot Subdivision. The Otsego Homes Senior Loan is secured by the Otsego Homes Property. The Otsego Homes Senior Loan bears an interest rate of 9% per annum, with an amount equal to 9% per annum paid current through the maturity date, June 26, 2018. Please find more on the Otsego Homes Senior Loan here.

Real Estate Debt Investments	5/01/17	Acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,000,000 (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, a California limited liability company (“Index Gramercy”), used the loan proceeds to purchase 26,037 square feet of land that is currently entitled and permitted and intends to build and sell eleven homes under the Los Angeles Small Lot Ordinance at 733-743 North Gramercy Place, Los Angeles, CA. The Index Gramercy Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current through the maturity date, January 1, 2019. Please find more on the Index Gramercy Senior Loan here.

Real Estate Debt Investments	5/31/17	Acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $1,588,019.64 (the “Melrose Senior Loan”) at cost. The borrowers, Saviers Melrose, LLC, a California limited liability company and 4920 Melrose, LLC, a California limited liability company (“Index Melrose”), used the loan proceeds to purchase and ultimately entitle 13,488 square feet of land to develop a 45-unit apartment building located at 4918 Melrose Avenue, Los Angeles, California 90001, and currently plans to finalize Construction Documents and receive Building Permits before refinancing the Melrose Senior Loan. The Melrose Senior Loan is secured by the Melrose Property. The Melrose Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 11.0% per annum paid current on a quarterly basis through the maturity date, October 16, 2017. Please find more on the Melrose Senior Loan here.

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Payoff of Real Estate Debt Investments	1/19/17	On January 21, 2016, we acquired a first mortgage loan with a maximum principal balance of $4,600,000 (the “Fairmount Senior Loan”). The borrower, Fairmount Flats, LLC, a Georgia limited liability company (the “Fairmount Controlled Subsidiary”), used the loan proceeds for the conversion of a property (the “Fairmount Property”) located in Atlanta, Georgia, from industrial to retail. On January 19, 2017, the Fairmont Controlled Subsidiary paid off the investment for the full amount of the Fairmont Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 12% interest received per annum. Principal drawn to date amounted to $2,576,540 as of the redemption date. Please find more details on the Fairmount Senior Loan here and more on the payoff of the Fairmont Senior Loan here.

Payoff of Controlled Subsidiary Investment	1/19/17

On January 21, 2016, we directly acquired ownership of a “majority-owned subsidiary,” the Fairmont Controlled Subsidiary, in which we had the right to receive a preferred economic return for a purchase price of $910,000, which is the initial stated value of our equity interest in the Fairmont Controlled Subsidiary (the “Fairmont Controlled Subsidiary Investment”).

On January 19, 2017, the Fairmont Controlled Subsidiary redeemed us for the full amount of the Fairmont Controlled Subsidiary Investment, including the annualized 16% preferred return thereon. Please find more details on the Fairmount Controlled Subsidiary Investment here and more on the payoff of the Fairmont Controlled Subsidiary Investment here.

Payoff of Real Estate Debt Investments	4/05/17

On September 14, 2016, we acquired a first mortgage loan with a maximum principal balance of $1,760,000 (the “Stradella Court Marathon Senior Loan”). The borrower used the loan proceeds to refinance recently entitled land located in Los Angeles, California and designed the 13 approved Small Lot Homes on the 18,204 square feet of land.

On April 5, 2017, Stradella Court paid off the loan in the full amount of the principal and the annualized 8.5% interest thereon.

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Payoff of Real Estate Debt Investments	6/15/17

On January 7, 2016, we acquired from the National Commercial Real Estate Trust, a Delaware statutory trust (the “Trust”), an unsecured Project Dependent Note with a principal amount of $1,000,000 (the “Note”). The Trust is an affiliate of our Manager, Fundrise Advisors, LLC, as the Trust’s manager trustee, National Commercial Real Estate Trustee, LLC, is a wholly-owned subsidiary of our sponsor, Rise Companies Corp.

On June 22, 2017, the Trust paid off the Note in the full amount of the principal and the annualized 13.5% preferred return thereon.

Please find more on the payoff here.

Distribution Support Commitment

To provide shareholders with distributions before we had acquired a substantial portfolio of income-producing investments, Fundrise, LP, an affiliate of our sponsor, agreed to purchase additional common shares to support our quarterly distribution payments under certain circumstances (the “distribution support commitment”) pursuant to a distribution support agreement. If our operating results in any calendar quarter during the distribution support period were less than the amount that would produce a 15% annualized return, then Fundrise, LP was obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which our operating results were less than the 15% annualized amount. The distribution support commitment was to be in place until (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017, whichever was earlier (the “distribution support period”).

As of February 14, 2017, Fundrise, LP has purchased 100,000 common shares in satisfaction of its distribution support commitment, thus satisfying its obligations under the distribution support commitment. Accordingly, Fundrise, LP is no longer obligated to purchase any additional shares pursuant to the distribution support commitment. Such purchases were as follows:

Purchase Date	Number of Common Shares	Purchase Price

April 18, 2016	32,977	$329,770
July 20, 2016	10,328	$103,280
November 4, 2016	36,912	$369,120
February 16, 2017	19,783	$197,830
Totals	100,000	$1,000,000

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On December 31, 2015, we declared our first distribution to shareholders of record as of the close of business on each day of the period commencing on January 1, 2016 and ending on March 31, 2016. Since then, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from April 1, 2016 through September 30, 2017. The distributions are payable to shareholders of record as of the close of business on each day of the distribution period. The below chart details the distributions that we have declared since we commenced operations:

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Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
01/01/16 – 03/31/16	0.0012205045		12/31/15	04/12/16	4.45%
04/01/16 – 04/30/16	0.0027397254		03/30/16	07/13/16	10.00%
05/01/16 – 06/30/16	0.0027397260		04/20/16	07/13/16	10.00%
07/01/16 – 09/30/16	0.0030136986		06/08/16	10/13/16	11.00%
10/01/16 – 12/31/16	0.0030821918		09/16/16	01/12/17	11.25%
01/01/17 – 03/31/17	0.0028767123		12/31/16	04/11/17	10.50%
04/01/17 – 06/30/17	0.0028767123		03/21/17	07/13/17	10.50%
07/01/17 – 09/30/17	0.0028767123		06/26/17	10/21/17	10.50%
Weighted Average (01/01/2016 through 09/30/2017)	0.0026706500	(3)	-	-	9.75	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through September 30, 2017.

(4) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, the average annualized basis return assumes that the Manager would declare distributions in the future similar to the average distributions for the period from January 1, 2016 through September 30, 2017, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by the Manager. In addition, the Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager intends to continue to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

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Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Post-Qualification Offering Circular Amendment No. 5, as filed with the SEC on May 11, 2017, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2017, 187,031 common shares have been submitted for and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate debt and unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than eight years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. As a result, we favor a strategy weighted toward targeting senior and mezzanine debt with a margin of safety and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) required management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 – Summary of Significant Accounting Policies, included in the financial statements contained in this report below, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

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Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt-related investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (see Note 2 – Summary of Significant Accounting Policies – Investments in Unconsolidated Joint Ventures, in our financial statements below). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

We have invested in fifteen debt-related investments as of June 30, 2017. See Note 2 – Summary of Significant Accounting Policies – Real Estate Debt Investments in our financial statements below for further detail. The following table describes our debt-related investment activity as of June 30, 2017 (amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2017
Beginning balance	$41,714
Investments (1)	7,800
Principal repayments (2)	(6,247)
Amortization of deferred fees, costs, and discounts/premiums	(16)
Ending balance	$43,251

(1)	Investments include three new senior debt instruments with contractually required redemption or maturity.
(2)	The principal repayment includes full repayment from two senior debt instruments, one preferred equity investment and one note purchased from an affiliate of the Sponsor.

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2 – Summary of Significant Accounting Policies – Principles of Consolidation in our financial statements below for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

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We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2017, the Company’s financial instruments consist of cash, fifteen debt investments, one joint venture equity investment, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017 and December 31, 2016, management estimated the fair value of our investments to be $44,301,812 and $42,693,688, respectively. See Note 4 – Fair Value of Financial Instruments, in our financial statements below for further detail.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2 – Summary of Significant Accounting Policies, in our financial statements below for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Results of Operations

The financial statements included in this filing as of and for the six months ended June 30, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Revenue

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial offering (not including the $1,205,000 received in the private placements to our sponsor and Fundrise, LP). For the six months ended June 30, 2017, we had total net income of approximately $2,384,000 primarily attributable to interest income from our investments. For the six months ended June 30, 2016, we had total net income of approximately $1,519,000 primarily attributable to interest income generated by investments over the operating period.

The Company had sixteen investments as of June 30, 2017. Four investments were added and four investments were paid off throughout the six months ended June 30, 2017. Additionally, not all commitments had been funded as of June 30, 2017. We expect cash flows from operating activities to increase in future periods as a result of anticipated fundings of real estate investments, in addition to a full year of stabilized income from investments.

Interest Income

For the six months ended June 30, 2017 and for six months ended June 30, 2016, we earned interest income of approximately $2,413,000 and $1,588,000 respectively, from our investments.

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Expenses

General and Administrative

For the six months ended June 30, 2017 and the six months ended June 30, 2016, we incurred general and administrative expenses of approximately $102,000 and $69,000, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2017 and December 31, 2016, we had sixteen investments for approximately $43,251,000 and sixteen investments for approximately 41,700,000, respectively, and had approximately $7,191,000 and $7,100,000, respectively, in cash. In addition to our investments, we had future funding commitments up to an additional $10,698,000 related to our senior loans as of June 30, 2017, and $6,500,000 related to senior loans as of December 31, 2016. We anticipate that proceeds from our offerings will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2017.

If we are unable to fully raise the additional $41.2 million in common shares we expect to offer in connection with our recently filed Post-Qualification Amendment, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. On April 30, 2017, The Company and its Sponsor entered into a Fifth Amended and Restated Promissory Grid Note, whereby the interest rate is 3.0% and the maturity date is July 30, 2017. The Promissory Grid Note was extended on July 31, 2017, with a new maturity date of October 31, 2017. As of September 1, 2017 the Company had not drawn on the Promissory Grid Note. See Note 6 – Related Party Arrangements – Rise Companies Corp, Manager and Sponsor, in our financial statements below for further detail.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. As of June 30, 2017 and December 31, 2016, organization and offering expenses have totaled approximately $1,073,000 and $973,000 and total approximately 2% and 1.9% of gross offering proceeds. Organization and offering expenses related to the first raise totaled approximately $1,000,000. Organization and offering expenses related to the second raise have totaled approximately $73,000 as of June 30, 2017. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection and origination or purchase of investments.

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Beginning on May 1, 2017, the Manager lowered the quarterly asset management fee from annualized rate 1.0% to 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. No asset management fees have paid or accrued to our Manager as of June 30, 2017 or December 31, 2016.

Having completed our initial offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments. In order to manage this liquidity, we have a Sixth Amended and Restated Promissory Grid Note that allows us up to $10 million in additional liquidity in an agreement executed with our Sponsor (see additional information under Related Party Arrangements, Rise Companies Corp, Member and Sponsor). Additionally, we have the ability to raise an additional amount of our common shares representing maximum amount of shares available to be offered out of the rolling 12-month maximum offering amount of $50 million in our common shares, which.

Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2017 and for the six months ended June 30, 2016 (in thousands):

Cash Flows	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016
Operating activities:	$2,401	$210
Investing activities:	(1,553)	(33,100)
Financing activities:	(744)	28,838
Net increase (decrease) in cash and cash equivalents	$104	$(4,052)
Cash and cash equivalents, beginning of period	$7,087	$7,224
Cash and cash equivalents, end of period	$7,191	$3,172

Off-Balance Sheet Arrangements

As of June 30, 2017 and December 31, 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 3 – Financial Statements” below.

Recent Developments

Event	Date	Description

Investments

1. Payoff of Controlled Subsidiary Investment	9/08/17

On January 27, 2016, we acquired from Fundrise Investments 15, LLC, a Delaware limited liability company (“Fundrise Investments”) and wholly-owned subsidiary of our sponsor, ownership of Special Member Preferred Units (the “1315 Lincoln Units”) of 1315 Lincoln Venture LLC, a Delaware limited liability company (“1315 Lincoln”), for the purchase price of $1,000,000, which is the initial stated value of the 1315 Lincoln Units.

On September 8, 2017, 1315 Lincoln paid off the controlled subsidiary investment in the full amount of the principal and the accrued preferred return thereon.

2. Real Estate Debt Investments	9/11/17	We directly acquired ownership of a “majority-owned subsidiary”, Brandywine Passthrough LLC (the “RSE AJH Controlled Subsidiary”), for an initial purchase price of $4,000,000, which is the initial stated value of our equity interest in the RSE AJH Controlled Subsidiary (the “RSE AJH Investment”). The RSE AJH Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily property totaling 301 units located at 400 & 402 Foulk Road, Wilmington, DE 19803 (the “Brandywine Hundred Apartments”). The closing of both the RSE AJH Investment and the Brandywine Hundred Apartments property occurred concurrently. Please find more on the Index Gramercy Senior Loan here.

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Other

1. Status of our Offering	9/01/17	As of September 1, 2017, we had raised total gross offering proceeds of approximately $63.1 million from settled subscriptions (including the $1,205,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 6,308,000 of our common shares.

2. Amended and Restated Promissory Grid Note	7/31/17	Entered into a Sixth Amended and Restated Promissory Grid Note (the “Sixth Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as lender. The Sixth Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Sixth Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

12

Item 2. Other Information

None.

Item 3. Financial Statements

13

INDEX TO FINANCIAL STATEMENTS OF Fundrise Real Estate Investment Trust, LLC

F-1

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$7,191	$7,087
Interest receivable	1,620	1,597
Other assets	1	2
Real estate debt investments	43,251	41,714
Investments in equity method investees	1	-
Deferred costs, net of accumulated amortization of $976 and $973 as of June 30, 2017 and December 31, 2016, respectively	71	-
Total Assets	$52,135	$50,400

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$75	$54
Due to related party	3	-
Settling subscriptions	911	26
Distributions payable	2,638	2,565
Redemptions payable	307	415
Total Liabilities	3,934	3,060

Members’ Equity:
Fundrise Real Estate Investment Trust, LLC Members’ Equity: Common shares; unlimited shares authorized; 5,057,704 and 4,948,996 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively, net of accumulated amortization of deferred offering costs of $976 and $973 as of June 30, 2017 and December 31, 2016, respectively	49,676	48,559
Retained Earnings (Accumulated deficit)	(1,475)	(1,219)
Total Members’ Equity	48,201	47,340
Total Liabilities and Members’ Equity	$52,135	$50,400

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
Investment income
Interest income	$2,413	$1,588
Other income	73	-
Investment income	2,486	1,588

Expenses
Asset management and other fees – related party	-	-
General and administrative expenses	102	69
Total expenses	102	69

Net income (loss)	$2,384	$1,519
Net income (loss) per basic and diluted common share	$0.48	$0.51

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-3

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders' Equity
December 31, 2016	4,948,996	$48,559	$(1,219)	$47,340
Proceeds from issuance of common stock	179,614	1,796	-	1,796
Accumulated amortization of deferred offering costs	-	(2)	-	(2)
Distributions declared on common stock	-	-	(2,640)	(2,640)
Redemptions of common stock	(70,906)	(677)	-	(677)
Net income (loss)	-	-	2,384	2,384
June 30, 2017	5,057,704	$49,676	$(1,475)	$48,201

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands)

	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES:
Net income	$2,384	$1,519
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net increase in interest receivable	(9)	(1,151)
Net increase in other assets	2	-
Net increase in interest capitalized to investment principal	-	(117)
Net increase (decrease) in accounts payable and accrued expenses	21	(41)
Net increase (decrease) in due to related party	3	-
Net cash provided by (used in) operating activities	2,401	210
INVESTING ACTIVITIES:
Investment in debt-related investments	(7,800)	(33,937)
Repayment of real estate debt investment	6,247	837
Net cash (used in) investing activities	(1,553)	(33,100)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,770	26,133
Cash paid for shares redeemed	(784)	(13)
Distributions paid	(2,567)	(227)
Proceeds from subscriptions not settled by prior period end	910	2,945
Deferred offering costs	(73)	(993)
Advances from related party	-	993
Repayments of advances from related party	-	-
Net cash provided by financing activities	(744)	28,838

Net increase (decrease) in cash and cash equivalents	104	(4,052)
Cash and cash equivalents, beginning of period	7,087	7,224
Cash and cash equivalents, end of period	$7,191	$3,172

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$2	$756
Distributions payable	$2,638	$2,160
Redemptions payable	$307	$363

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements (unaudited)

June 30, 2017

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2017. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below) in any 12-month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2017 and December 31, 2016, the Company has issued 5,057,704 shares and 4,948,996 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 600 common shares and 100 common shares, respectively, for an aggregate purchase price of $6,000 and $1,000 as of June 30, 2017 and December 31, 2016, respectively. In addition, as of June 30, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 119,900 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of $1,199,000. As of December 31, 2016, Fundrise, L.P. had purchased an aggregate of 100,117 common shares at $10.00 per share in a private placement for an aggregate purchase price of $1,001,170.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $41.2 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2017 and December 31, 2016. The original Offering of up to $50 million in common shares was declared qualified by the SEC on November 24, 2015. On May 10, 2017, we qualified an additional $41.2 million in common shares to be sold pursuant to the Offering.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statements of operations, statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

F-6

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2016 balance sheet and certain related disclosures are derived from the Company’s December 31, 2016 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s offering circular, which was filed with the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is the first of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-7

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of June 30, 2017 and December 31, 2016 the Company had reimbursed the Manager $0 and $0, respectively.

As of June 30, 2017, and December 31, 2016, the Manager has incurred organizational and offering costs of approximately $650,000 and $650,000, respectively, on behalf of the Company, plus the full amount of legal fees of $312,500. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2017, and June 30, 2016, $0 and $0, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations. As of June 30, 2017 and December 31, 2016, $975,700 and $973,400, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of June 30, 2017 and December 31, 2016, the total amount of equity issued and outstanding by the Company on a gross basis before considering amortization of offering costs was $50,651,439 and $49,532,180, respectively, and the total amount of settling subscriptions was $910,618 and $26,000, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of June 30, 2017 and December 31, 2016, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

F-8

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market-related assumptions is considered an unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of June 30, 2017 and December 31, 2016, respectively, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity investments for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP.

Real Estate Debt Investments

Our debt-related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt-related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt-related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2017 and December 31, 2016, none of our debt-related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in fifteen debt-related investments as of the date of these financial statements. The following table describes our debt-related investment activity for the six months ended June 30, 2017 and the year ended December 31, 2016 (amounts in thousands):

F-9

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
Beginning balance	$41,714	$5,887
Investments (1)	7,800	36,664
Principal repayments (2)	(6,247)	(837)
Amortization of deferred fees, costs, and discounts/premiums	(16)	-
Ending balance	$43,251	$41,714

(3)	Investments as of June 30, 2017 include three new senior debt instruments added during the six months ended June 30, 2017. Investments as of December 31, 2016 include six new senior debt instruments, six new preferred equity investments, and one note purchased from an affiliate of the Sponsor added during the year ended December 31, 2016.
(4)	The principal repayment includes full repayment from two senior debt instruments, one preferred equity investment, and one note purchased from an affiliate of the Sponsor during the six months ended June 30, 2017, and full repayment from one senior debt instrument during the year ended December 31, 2016.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the second quarter of 2016, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

F-10

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2015. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2017 or June 30, 2016. No gross deferred tax assets or liabilities have been recorded as of June 30, 2017 or December 31, 2016.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2015.

The Company declared three distributions during the six months ended June 30, 2017 and three distributions during the six months ended June 30, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the distribution periods (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of June 30, 2017	Total Declared
January 1, 2017 through March 31, 2017	0.0028767123	1,284		1,284	28
April 1, 2017 through June 30, 2017	0.0028767123	1,294		—	32
July 1, 2017 through September 30, 2017	0.0028767123	1,344	(2)	—	32
Total		$3,922		$1,284	$92

F-11

	Shareholders			Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared	Total Paid as of June 30, 2016	Total Declared
January 1, 2016 through March 31, 2016	0.0012205045	227	227	2
April 1, 2016 through April 30, 2016	0.0027397254	286	—	3
May 1, 2016 through June 30, 2016	0.0027397260	704	—	9
Total		$1,217	$227	$14

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the third quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2017 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of June 30, 2017 and June 30, 2016, $14,695 and $0, respectively, of principal has been amortized.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

F-12

In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through September 12, 2017.

F-13

3.	Investments in Real Estate-Related Assets

The following table presents the Company’s investments in real estate-related assets, as of June 30, 2017 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	8	$23,751	$10,698	$23,751	54.91%
Preferred Equity	7	19,500	—	19,500	45.09%
Other Investments(3)	1	1	—	1	0%
Balance as of June 30, 2017	16	$43,252	$10,698	$43,252	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.
(3)	This investment represents a 0.01% investment in equity method investee.

The following table presents the Company’s investments in real estate-related assets, as of December 31, 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	7	$20,304	$6,458	$20,304	48,67%
Preferred Equity	8	20,410	—	20,410	48.93%
Other Investments(3)	1	1,000	—	1,000	2.40%
Balance as of December 31, 2016	16	$41,417	$6,458	$41,417	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principle.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principle and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.
(3)	This investment represents a note purchased from an affiliate of the Sponsor during the year ended December 31, 2016.

The following table presents certain information about the Company’s investments in real estate-related assets, as of June 30, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	8	$21,629	$2,122	$—	$—
Preferred Equity	7	4,475	5,275	9,750	—
Balance as of June 30, 2017	15	$26,104	$7,397	$9,750	$—

F-14

The following table presents certain information about the Company’s investments in real estate-related assets, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	7	$18,032	$2,169	$103	$—
Preferred Equity	8	4,475	6,185	9,750	—
Other Investments	1	—	1,000	—	—
Balance as of December 31, 2016	16	$22,507	$9,354	$9,853	$—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2017 and December 31, 2016, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-15

The Company’s financial instruments as of June 30, 2017 consist of cash, fifteen debt-related investments, one joint venture equity investment, and accounts payable. The Company’s financial instruments as of December 31, 2017 consist of cash, fifteen debt-related investments, one project dependent note, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017 and December 31, 2016, management estimated the fair value of our investments to be $44,301,812 and $42,693,688, respectively.

5.	Borrowings

During the six months ended June 30, 2017 and the year ended December 31, 2016, the Company had not entered into any credit agreements from which it has drawn funds. The Company has entered into a promissory grid note arrangement with a related party, but has not drawn funds from such note. See Note 6 – Related Party Arrangements – Rise Companies Corp, Member and Sponsor.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company during the six months ended June 30, 2017 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Six Months Ended June 30, 2017
Organizational costs	$—
Offering costs (1)	—
Reimbursements made	—
Total	$—

(1)	As of June 30, 2017, $975,700 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

F-16

The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Year Ended December 31, 2016
Organizational costs (1)	$13
Offering costs (2)	650
Reimbursements made	(1,006)
Total	$(343)

(1)	The $20,058 of organizational costs were included on the statement of operations for the period May 15, 2015 (inception) through December 31, 2015 as a general and administrative expense. As of June 30, 2016, the entire amount of organizational costs remains reimbursable to the Manager
(2)	As of June 30, 2016, $0.8 million of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering. As of June 30, 2016, the entire amount of offering costs remains reimbursable to the Manager.

Until April 30, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 1.0%. Beginning on May 1, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, L.P. is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the six months ended June 30, 2017 and the year ended December 31, 2016, no asset management fees have been paid or accrued to the Manager.

Until April 30, 2017, the Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.0%, which will be based on the original value of such non-performing asset. Beginning on May 1, 2017, the Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2017 and December 31, 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2017 and June 30, 2016, the Company made three investments and zero investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2017 and June 30, 2016, fees of $8,000 and $16,167, respectively, were paid to the Independent Representative as compensation for those services.

F-17

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2017 and the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and holds 119,900 and 100,117 shares, respectively, as of June 30, 2017 and December 31, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 3.0% interest rate and expires on July 30, 2017. The total drawn between the seven noteholders may not exceed $10,000,000. As of June 30, 2017 and December 31, 2016, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 600 shares as of June 30, 2017 and held 100 shares as of December 31, 2016.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-18

8.	Commitments and Contingencies

Distribution Support Commitment

Pursuant to a Distribution Support Agreement, Fundrise, L.P., an affiliate of the Company’s Sponsor and a member of the Company, has agreed to purchase up to an aggregate of $1,000,000 in additional common shares to support our quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, L.P. will purchase shares following the end of such quarter at the applicable purchase price per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. This arrangement provides liquidity to the Company for distributions, but does not in any way require that the Company distribute an amount that would represent a 15% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise, L.P. of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017. During the six months ended June 30, 2017 and June 30, 2016, Fundrise, L.P. purchased 19,783 shares for a total of $197,830 and 32,977 shares for a total of $329,770, respectively. This purchase of shares in February 2017 brought the aggregate total to $1,000,000 in common shares, thus completing the distribution support commitment in Q1 2017.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of September 12, 2017, we had raised total gross offering proceeds of approximately $64,422,000 from settled subscriptions (including the $1,205,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 6,442,000 of our common shares.

Principal Repayments

On September 8, 2017, the Company received repayment for a preferred equity investment in the amount of $1,000,000 plus accrued preferred return.

New Investments

As of September 12, 2017, the Company has made additional investments and borrowers have drawn additional funds in the amount of $5,606,180. Including the investments reported on the balance sheet as of June 30, 2017, the Company has now invested in $47,838,144 of commercial real estate assets with total capital commitments of $57,725,059. The economic terms of these investments are similar to the investments that had been made as of June 30, 2017.

F-19

Distributions Payable

On March 21, 2017, the Manager of the Company ratified a daily distribution of $ 0.0028767123 per share (the “Q2 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017 (the “Q2 2017 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Q2 2017 Distribution Period. The Q2 2017 distributions were paid beginning July 14, 2017. The aggregate amount of cash that was distributed relating to the Q2 2017 Distribution Periods was $1,294,384.

On June 26, 2017, the Manager of the Company ratified a daily distribution of $ 0.0028767123 per share (the “Q3 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2017 and ending on September 30, 2017 (the “Q3 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q3 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q3 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q3 2017 Distribution Period is approximately $1,344,000. We will begin processing Q3 2017 distributions prior to October 21, 2017.

Settling Subscriptions

The entire amount of the $910,618 of settling subscriptions that existed as of June 30, 2017 were subsequently settled and common shares were issued by July 8, 2017.

Amended and Restated Promissory Grid Note

On April 30, 2017, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On July 31, 2017, the expiration date was extended to October 31, 2017. The Company did not pay any extension or other fees related to the amendment of this note.

F-20

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.5 of the Form 1-A)
2.2*	Form of Amended and Restated Operating Agreement
4.1*	Form of Subscription Package (incorporated herein by reference)
6.1*	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.5 of the Form 1-A)
6.2*	Form of Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed as Exhibit 15.6 of the Form 1-A)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.6 of the Form 1-A)
15.1*	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.4*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.5*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.6*	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.7*	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington D.C. on September 27, 2017.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC (Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 27, 2017
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and Principal Accounting Officer)